

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2024

Paul Weibel
Chief Financial Officer
5E Advanced Materials, Inc.
9329 Mariposa Road, Suite 210
Hesperia, CA 92344

        Re: 5E Advanced Materials, Inc.
           Registration Statement on Form S-3
           Filed January 29, 2024
           Amendment No. 1 to Registration Statement on Form S-3
           Filed February 2, 2024
           File No. 333-276753

Dear Paul Weibel:

We have reviewed your registration statement and amendment thereto and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note you are registering for resale shares of common stock issuable under the Amended and Restated Note Purchase Agreement dated January 18, 2024, and that the shares registered for resale under this registration statement are being registered pursuant to the Amended and Restated Investor and Registration Rights Agreement entered into on January 18, 2024. Please file these agreements as exhibits to your registration statement or alternatively, incorporate them by reference into your exhibit index.

2. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended June 30, 2023 have been resolved.

      Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Eric Johnson, Esq.